CUSIP No. G21107 100	13D/A	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

CHINA CORD BLOOD CORPORATION

(Name of Issuer)

ORDINARY SHARES, $.0001 par value per share

(Title of Class of Securities)

G21107 100

(CUSIP Number)

Yuen Kam
48th Floor, Bank of China Tower,
1 Garden Road, Central,
Hong Kong S.A.R.
(852) 3605-8180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

August 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. G21107 100	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,681,266
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,681,266
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,681,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.0%(1)
14	TYPE OF REPORTING PERSON* CO

(1) Based upon 73,003,248 ordinary shares outstanding as of March 31, 2014.

CUSIP No. G21107 100	13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS GOLDEN MEDITECH HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,681,266
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,681,266
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,681,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.0%(1)
14	TYPE OF REPORTING PERSON* CO

(1) Based upon 73,003,248 ordinary shares outstanding as of March 31, 2014.

CUSIP No. G21107 100	13D/A	Page 4 of 5 Pages

Item 1. Security and Issuer.

This Amendment No. 7 (“Amendment”) relates to the ordinary shares, par value $0.0001 (the “Ordinary Shares”), of China Cord Blood Corporation, an exempted company incorporated under the law of the Cayman Islands with limited liability (the “Issuer” or “CCBC”). This Amendment is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited, a British Virgin Islands company (“GM Stem Cells”), and Golden Meditech Holdings Limited, a Cayman Islands company (“Golden Meditech” and, collectively with GM Stem Cells, the “Reporting Persons”).

This Amendment amends the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D initially filed on July 9, 2009 and as amended by Amendment No. 1 thereto filed on June 23, 2011, Amendment No. 2 thereto filed on September 30, 2011, Amendment No. 3 thereto filed on April 12, 2012, Amendment No. 4 thereto filed on May 2, 2012, Amendment No. 5 thereto filed on October 4, 2012 and Amendment No. 6 thereto filed on July 11, 2013 (as so amended, the “Statement”) with the Securities and Exchange Commission by supplementing the Statement with the information set forth herein.

Item 3. Source and Amount of Funds or Other Consideration

On August 25, 2014, Golden Meditech (“the Vendor”) announced that it has entered into an agreement to sell all $50 million in aggregate principal amount of the convertible notes (“Convertible Notes”) it currently holds to Magnum Opus International Holdings Limited (a private vehicle that is controlled by CCBC’S Chairman, Mr. Yuen Kam, and involves the CCBC management team) (“Magnum Opus”) and Cordlife Group Limited (a Singapore listed company and substantial shareholder of the Issuer) (“CGL” and together with Magnum Opus, the “Purchasers”) for approximately US$88.1 million. The closing of such purchase is scheduled to take place on the seventh business day following the date on which the last of the closing conditions has been fulfilled but not later than November 15, 2014 or, in either case, such other date as the Vendor and the Purchasers may agree.

Item 5. Interest in Securities of the Company.

(a) The Reporting Persons beneficially own an aggregate of 30,681,266 Ordinary Shares, representing approximately 42.0% of the total outstanding Ordinary Shares based on 73,003,248 Ordinary Shares outstanding as of March 31, 2014. On August 25, 2014, Golden Meditech announced that it has entered into an agreement to sell all $50 million in aggregate principal amount of the Convertible Notes it currently holds to Magnum Opus and CGL for approximately US$88.1 million. The closing of such purchase is scheduled to take place on the seventh business day following the date on which the last of the closing conditions has been fulfilled but not later than November 15, 2014 or, in either case, such other date as the Vendor and the Purchasers may agree.

(b) None of the Reporting Persons share voting or dispositive power over any shares of Common Stock.

(c) The Reporting Persons have not purchased or sold any Ordinary Shares in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Persons.

(e) Not applicable.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1.	Agreement as to Joint Filing of Schedule 13D*

Exhibit 2.	Agreement and Plan of Merger, Conversion and Share Exchange dated as of November 3, 2008 (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-155579) filed with the Securities and Exchange Commission by Pantheon Arizona Corp. on April 8, 2009).

Exhibit 3.	Lock-up Agreement dated as of April 12, 2012*

Exhibit 4.	Confirmation of Lock-up Agreement dated as of April 26, 2012.*

Exhibit 5.	Convertible Note Purchase Agreement dated September 18, 2012 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Issuer on Form 6-K filed by China Cord Blood Corporation on September 18, 2012).

Exhibit 6.	7% Senior Convertible Note due 2017 (incorporated by reference to Exhibit 4.2 to the Report of Foreign Issuer on Form 6-K filed by China Cord Blood Corporation on October 3, 2012).

Exhibit 7.	Registration Rights Agreement dated October 3, 2012 (incorporated by reference to Exhibit 4.3 to the Report of Foreign Issuer on Form 6-K filed by China Cord Blood Corporation on October 3, 2012).

Exhibit 8.	Facility Agreement dated September 25, 2012.*†

Exhibit 9.	Pledge Agreement dated September 25, 2012.*

Exhibit 10.	Convertible note sale agreement among Golden Meditech Holdings Limited, Magnum Opus International Holdings Limited and Cordlife Group Limited dated August 25, 2014 (incorporated by reference to Exhibit 99.3 of the Statement of Beneficial Ownership on Schedule 13D filed by Cordlife Group Limited, Magnum Opus International Holdings Limited and Yuen Kam on August 25, 2014).

*Previously filed.

† Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

CUSIP No. G21107 100	13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2014

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name:	Yuen Kam
Title:	Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name:	Yuen Kam
Tile:	Chairman and Chief Executive Officer